Exhibit 4.3

EXECUTION COPY

QUEBECOR MEDIA INC.

as Borrower

- and -

THE FINANCIAL INSTITUTIONS IDENTIFIED ON THE SIGNATURE PAGES HERETO

as Lenders

- and -

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

as Joint Lead Arranger and Joint Bookmanager

- and -

BANK OF AMERICA, N.A.

as Administrative Agent

- and -

TD SECURITIES

- and -

THE BANK OF NOVA SCOTIA

as Joint Lead Arranger(s) and Joint Bookmanager(s)

- and –

THE TORONTO-DOMINION BANK

- and –

THE BANK OF NOVA SCOTIA

as Syndication Agent(s)

- and -

ROYAL BANK OF CANADA

- and -

CAISSE CENTRALE DESJARDINS

as Documentation Agent(s)

Revolving Facility – C$100,000,000

Facility B – US$350,000,000

Facility C – C$200,000,000

SECOND AMENDMENT TO CREDIT AGREEMENT

DATED JANUARY 17, 2006

January 25, 2012

SECOND AMENDMENT TO CREDIT AGREEMENT DATED JANUARY 17, 2006 entered into in Montréal, Province of Quebec, as of January 25, 2012.

Second Amendment to that certain credit agreement dated as of January 17, 2006 between Quebecor Media Inc., as Borrower, Bank of America, N.A., as Administrative Agent, and the several financial institutions from time to time party thereto, as Lenders (as amended, restated, amended and restated, supplemented, replaced or otherwise modified at any time and from time to time including by way of that certain 1st Amending Agreement dated as of January 14, 2010, the “Credit Agreement”).

WHEREAS the parties hereto wish to establish a new Credit Facility (as defined in the Credit Agreement) to be designated as “Facility C” pursuant to Section 2.12(5) of the Credit Agreement and to change the allocation of the Revolving Commitment among the Revolving Lenders in order that following such allocation, each Lender under the Revolving Facility shall hold the same percentage of Revolving Commitment as the percentage of Commitment such Lender holds in Facility C, the whole as set forth under Schedule B to the Credit Agreement as amended hereunder;

WHEREAS the parties hereto wish to amend the Credit Agreement with the consent, where required, of the Revolving Lenders and the Facility C Lenders, without novation;

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Interpretation.

1.1	The preamble forms an integral part hereof as if recited herein at length.

1.2	Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Credit Agreement.

1.3	This Second Amendment to Credit Agreement is declared to amend and be supplemental to the Credit Agreement, to form part thereof and to have the same effect as if it were incorporated therein on the date hereof. Except to the extent that it is amended and supplemented by this Second Amendment to Credit Agreement, the Credit Agreement forms part hereof and is included by reference herein with the same effect as if it were recited herein at length. All the other provisions of the Credit Agreement which are unmodified hereby remain unchanged.

1.4

The expressions “hereto”, “hereof”, “herein”, “hereunder”, “this Amendment”, “this Second Amendment” or “this Agreement” (unless embedded in the text of the Credit Agreement) refer to this Second Amendment to Credit Agreement. On and after this date, each reference in the Credit Agreement to “this Agreement” or “this Credit Agreement” and each reference to the “Credit Agreement” in any of the other Credit Documents and any other agreements, documents, certificates and instruments delivered by any Lender, the Borrower, or any other Person in connection herewith or therewith shall mean and be a reference to the Credit Agreement as amended by this Amendment. Except as specifically amended by this Amendment, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

1.5	This Amendment shall constitute a Credit Document.

2.	Amendments to the Credit Agreement.

2.1	Section 1.01 of the Credit Agreement is hereby amended as follows:

2.1.1	by deleting the defined terms “Cdn Qualified Lender”, “Facility A”, “Facility A Commitment” and “Facility A Lender” (the “Deleted Defined Terms”);

2.1.2	by amending the other defined terms set forth therein which include any one or more of the Deleted Defined Terms by deleting the reference to such Deleted Defined Terms and any accessory text relating thereto from the definitions of such other defined terms such that said other defined terms shall be read as if such Deleted Defined Terms and such accessory text relating thereto are unwritten. The other defined terms referred to in this Section 2.1.2 include, without limitation, “Accommodations Outstanding”, “Applicable Margins”, “Business Day”, “Commitment”, “Credit Facilities”, “Drawing Price”, “Eligible Assignee”, “Issuing Lender”, “Revolving Lender”, “Senior Notes”, “Senior Note Indenture”, “Subordinated Debt” and “Term”;

2.2	Section 1.01 of the Credit Agreement is hereby further amended by deleting the definition of “Eligible Assignee” and replacing it with the following:

““Eligible Assignee” means (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, (ii) in the case of any assignment of a Commitment under the Revolving Facility, the Issuing Lender, and (iii) unless a Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed, provided that solely in the case of an assignment by a Revolving Lender or a Facility C Lender, the consent of the Borrower shall not be unreasonably withheld or delayed if the Eligible Assignee is funding its Commitment out of the United States of America or Canada, but may be withheld in the Borrower’s discretion if the Commitments are being funded from elsewhere); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include the Borrower or any of the Borrower’s Affiliates or Subsidiaries”.

2.3	Section 1.01 of the Credit Agreement is hereby further amended by inserting the following new definitions in the appropriate alphabetical order:

““Facility C” means the revolving credit facility in an amount of up to C$200,000,000 to be made available to the Borrower pursuant to Article 2.

“Facility C Commitment” means C$200,000,000, as such amount may be decreased pursuant to Article 2.

“Facility C Lender” means a Lender which has a Commitment under Facility C.”.

2.4	Section 1.01 of the Credit Agreement is hereby further amended by deleting the definition of “Term” and replacing it with the following:

““Term” means the period commencing on the Closing Date (except for Facility C, where the period commenced on January 25, 2012) and terminating with respect to (i) the Revolving Facility and Facility C, on January 15, 2016 and (ii) Facility B, seven years therefrom.”.

2.5	Each (i) reference in the Credit Agreement to (x) any one or more of the Deleted Defined Terms, (y) any accessory text relating strictly to any such Deleted Defined Term, and (z) any Articles, Sections, Exhibits and Schedules relating strictly to such Deleted Defined Terms; and (ii) Article, Section and Schedule relating strictly to any one or more of the Deleted Defined Terms, if any, shall be deemed unwritten; provided that nothing in this Section 2.5 shall modify, by virtue of any deletions made pursuant to this Section 2.5, the numerical references of any other Articles, Sections or Schedules.

2.6	Except in respect of Letters of Credit which shall only be issued under the Revolving Facility, each (i) reference in the Credit Agreement to (x) the “Revolving Commitment”, the “Revolving Facility” and the “Revolving Lender(s)” (including any such references in “Applicable Commitment Fee”), (y) any accessory text relating strictly to the Revolving Commitment, the Revolving Facility and the Revolving Lender(s), and (z) any Articles, Sections and Schedules relating strictly to the Revolving Commitment, the Revolving Facility and the Revolving Lender(s); and (ii) Article, Section and Schedule relating strictly to the Revolving Commitment, the Revolving Facility and the Revolving Lender(s), shall be deemed to include and be a reference to, in addition to the Revolving Commitment, the Revolving Facility and the Revolving Lender(s) to the Facility C Commitment, Facility C and the Facility C Lender(s), respectively. For greater certainty, unless otherwise specifically provided herein, all provisions of the Credit Agreement relating to the Revolving Commitment, the Revolving Facility or the Revolving Lender(s), and all terms and conditions thereof, shall apply, mutatis mutandis, to the Facility C Commitment, Facility C and the Facility C Lender(s), respectively.

2.7	The last sentence of Section 2.02(1) of the Credit Agreement providing for the Aggregate Face Amount of Letters of Credit Outstanding is hereby amended by replacing the text “C$5,000,000” with the text “C$50,000,000”.

2.8	Section 5.01(1) of the Credit Agreement shall hereby be amended by adding the text “up to” therein immediately before “one year from issuance” in clause (a) of the first sentence of such Section.

2.9	Section 5.01(2)(c) of the Credit Agreement providing for the Aggregate Face Amount of Letters of Credit Outstanding is hereby amended by replacing the text “C$5,000,000” with the text “C$50,000,000”.

2.10	Section 12.08(3) of the Credit Agreement is hereby deleted and replaced with the following:

“(3) A Lender may (i) grant participations, without notice to or consent of the Borrower or the Administrative Agent, in all or any part of its interest in the Credit Facilities to one or more Persons (each a “Participant”), or (ii) upon prior written notice to the Administrative Agent and the Borrower, assign all or any part of its interest in the Credit Facilities to one or more Persons (each an “Assignee”), provided that in the case of any interest which is a partial interest (other than after the occurrence of a Default which is continuing or an Event of Default which has not been waived, in which case no minimums will apply), such partial interest is not less than C$5,000,000 under the Revolving Facility and Facility C (jointly) or C$1,000,000 or US$1,000,000 under Facility B (or such lesser amount as agreed to by the Borrower and the Administrative Agent); and provided further that no assignment shall be made under the Revolving Facility (or Facility C) without assigning, at the same time, to the same assignee, an equivalent portion of such assignor’s interest in Facility C (or the Revolving Facility) so that immediately after giving effect to such assignment, each Lender under the Revolving Facility shall hold the same percentage of Revolving Commitment as the percentage of Commitment such Lender holds in Facility C. An assignment shall require (A) the consent of the Borrower, which shall not be unreasonably withheld or delayed (and, solely in the case of an assignment by a Revolving Lender or a Facility C Lender, which consent shall not be unreasonably withheld or delayed if the Eligible Assignee is funding its Commitment out of the United States of America or Canada, but may be withheld in the Borrower’s discretion if the Commitments are being funded from elsewhere), prior to the occurrence of a Default which is continuing or an Event of Default which has not been waived, and thereafter shall not require any such consent, and (B) the consent of the Administrative Agent (and, in the case of assignments under the Revolving Facility, the Issuing Lender), which shall not be unreasonably withheld or delayed; provided that the Borrower’s consent shall not be required for an assignment to an Eligible Assignee. A Lender granting participation shall, unless otherwise expressly provided in this Agreement, act on behalf of all of its Participants in all dealings with the Borrower in respect of the Credit Facilities and no Participant shall have any voting or consent rights with respect to any matter requiring the Lenders’ consent. In the case of an assignment, the Assignee shall have the same rights and benefits and be subject to the same limitations under the Credit Documents as it would have if it was a Lender, provided that no Assignee or Participant shall be entitled to receive any greater payment, on a cumulative basis, pursuant to Section 12.06 or Section 12.07 than the Lender which granted the assignment or participation would have been entitled to receive.”.

2.11	Section 12.08(7) of the Credit Agreement is hereby amended by deleting the words “which is not Canadian Qualified Lender” thereof.

2.12	Section 12.09 of the Credit Agreement is hereby deleted and replaced with the following:

“12.09 Mitigation Obligations: Replacement of Lenders.

(1) Designation of a Different Lending Office. If any Revolving Lender or Facility C Lender requires the Borrower to pay any additional amount to it or to any Governmental Entity for its account pursuant to Section 12.07, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Accommodations Outstanding hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 12.07 in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Revolving Lender or Facility C Lender in connection with any such designation or assignment.

(2) Replacement of Revolving Lenders or Facility C Lenders. If any Revolving Lender or Facility C Lender requests compensation under Section 12.06 or if the Borrower is required to pay any additional amount to any Revolving Lender or Facility C Lender or any Governmental Entity for the account of any Revolving Lender or Facility C Lender pursuant to Section 12.07, then the Borrower may either, at its sole expense and effort, upon 10 days’ notice to such Revolving Lender or Facility C Lender and the Administrative Agent: (i) solely in the case where the Borrower is required to pay amounts pursuant to Section 12.07 as aforesaid, repay all outstanding amounts due to such affected Lenders (or such portion which has not been acquired pursuant to clause (ii) below) and thereupon the Commitment of the affected Lenders shall be permanently cancelled and the Commitments (Revolving Commitment and Facility C

Commitment, as the case may be) shall be permanently reduced by the same amount and the Commitment of each of the other Lenders shall remain the same; or (ii) on the condition that at such time, no Default exist and is continuing, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.08), all of its interests, rights and obligations under this Agreement and the other Credit Documents to an assignee (if available) that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) the Borrower pays the Administrative Agent the Assignment Fee;

(b) the assigning Lender receives payment of an amount equal to the outstanding principal of its outstanding Accommodations Outstanding and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Credit Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts); and

(c) in the case of any such assignment resulting from a claim for compensation under Section 12.06 or payments required to be made pursuant to Section 12.07 such assignment will result in a reduction in such compensation or payments thereafter.

A Revolving Lender or Facility C Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Revolving Lender or Facility C Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.”.

2.13	After giving effect to the above, Schedule 4 (Applicable Margins) of the Credit Agreement is hereby amended by deleting the heading “Revolving Facility” and the table relating thereto and replacing same as follows:

Revolving Facility and Facility C

Tier	Leverage Ratio	Drawing Fee and L/C Fee	C$ Prime Rate / US$ Prime Rate	Commitment Fee	Libor
I	R ≤ 2.75	2.25%	+1.25%	0.50%	+2.25%
II	2.75 < R ≤ 3.5	2.50%	+1.50%	0.55%	+2.50%
III	3.5 < R ≤ 4.5	2.75%	+1.75%	0.60%	+2.75%
IV	4.5 < R	3.00%	+2.00%	0.65%	+3.00%

2.14	The Credit Agreement is hereby further amended by replacing the list of Revolving Lenders and their respective Revolving Commitments outlined in Schedule B thereto with the list attached as a Schedule to this Second Amendment (which lists Lenders under the Revolving Facility and Facility C and their respective Commitments thereunder).

3.	Conditional Amendments to the Credit Agreement.

On and as of the date that is the earlier of (i) the indefeasible repayment or prepayment in full of Facility B (including all debts, liabilities and obligations thereunder, in principal or interest or in charges, fees, costs or expenses), (ii) the expiry of the Term of Facility B, and (iii) the date on which all Facility B Lenders irrevocably confirm (A) their consent to the extension of the current Term of Facility B and (B) that the conditional amendments set forth in this Section 3 shall apply to the Facility B (such earlier date, which shall be confirmed by a notice in writing of the Administrative Agent to the Borrower and all Lenders as provided below, being hereinafter referred to as the “Conditional Amendment Trigger Date”):

3.1

After giving effect to the above, the Revolving Facility and Facility C shall be deemed to be combined into one and the same facility and each (i) reference in the Credit Agreement to (x) the “Revolving Commitment”, the “Revolving Facility”, the “Revolving Lender(s)”, the Facility C Commitment, Facility C and the Facility C Lender(s) (including any such references in “Applicable Commitment Fee” and “Letter of Credit”), (y) any accessory text relating strictly to the Revolving Commitment, the Revolving Facility, the Revolving Lender(s), the Facility C Commitment, Facility C and the Facility C Lender(s) and (z) any Articles, Sections and Schedules relating strictly to the Revolving Commitment, the Revolving Facility, the Revolving Lender(s), the Facility C Commitment, Facility C and the Facility C Lender(s); and (ii) Article, Section and Schedule relating strictly to the Revolving Commitment, the Revolving Facility, the Revolving Lender(s), the Facility C Commitment, Facility C and the Facility C

Lender(s), shall be deemed to be a reference to or in respect of such combined facility such that any and all references to the “Revolving Commitment”, the “Revolving Facility”, the “Revolving Lender(s)”, the Facility C Commitment, Facility C and the Facility C Lender(s) shall mean and be a reference to the “Revolving Commitment”, the “Revolving Facility” and the “Revolving Lender(s)” as defined hereinbelow (and the provisions of the Credit Agreement and all terms and conditions thereof which heretofore only applied to the Revolving Facility, and which are more fully set forth in Section 2.6 of this Amendment, shall apply to such combined facility):

““Revolving Commitment” means C$300,000,000, as such amount may be decreased pursuant to Article 2.

“Revolving Facility” means the revolving credit facility in an amount of up to C$300,000,000 to be made available to the Borrower pursuant to Article 2.

“Revolving Lender” means a Lender which has a Commitment under the Revolving Facility.”.

3.2	After giving effect to the above, Section 1.01 of the Credit Agreement shall hereby be amended by amending the following defined terms as follows:

3.2.1	by inserting the following new definition in the appropriate alphabetical order:

““Conditional Amendment Trigger Date” means the date to be confirmed by a notice in writing of the Administrative Agent to the Borrower and all Lenders corresponding to the “Conditional Amendment Trigger Date” as such term is defined in the second amendment to this Agreement dated as of January 25, 2012 between, inter alios, the Borrower, the Administrative Agent and the Lenders party thereto.”;

3.2.2	by deleting the text “C$50,000,000 during the period commencing on January 1, 2010 and ending on the last day of the Term of Facility B” in the definition of “Consolidated EBITDA” and replacing it with the text “C$50,000,000 during the period commencing on the first day of the fiscal quarter in which the Conditional Amendment Trigger Date occurs ”;

3.2.3	by inserting the following new definition in the appropriate alphabetical order:

““Maximum Increase Amount” means an amount to be determined on the Conditional Amendment Trigger Date representing the difference between C$1,100,000,000 and the outstanding Commitments under the Credit Facilities on such date, such amount to be confirmed by a notice in writing of the Administrative Agent to the Borrower and all Lenders.”;

3.2.4	by deleting the definition of “Permitted Debt” and replacing it with the following:

““Permitted Debt” means (i) Debt under this Agreement and under the Overdraft Facility; (ii) Debt of the Pledgor under the limited recourse pledges or hypothecs referred to in Schedule 5; (iii) the Senior Notes; (iv) Subordinated Debt; (v) the Back-to-Back Securities and Existing Back-to-Back Securities; (vi) obligations pursuant to the Hedging Agreements or other hedging arrangements permitted hereunder; (vii) Debt of the Borrower secured by Purchase Money Mortgages permitted hereunder; (viii) the Press Investment Debt; (ix) the Carlyle Debt; (x) unsecured Debt (including without limitation that portion of the Existing Senior Notes which is not repaid on the Closing Date (the “Balance of Notes”)); (xi) Debt of the Borrower by way of loans secured by one or more of the Liens permitted under clause (y) of the definition of “Permitted Liens”; (xii) any other Debt of the Borrower secured by Liens permitted under clause (z) of the definition of “Permitted Liens”; and (xiii) any indebtedness incurred to refinance or replace any of the foregoing; provided that with respect to the Permitted Debt referred to in clauses (iv), (v), (vi), (vii), (viii), (x), (xi), (xii) and (xiii), no Default shall have occurred and be continuing and no Event of Default shall have occurred and not been waived at the time of the incurrence of such Debt, and provided further that with respect to the Permitted Debt referred to in clause (xi) only, such Debt shall have a weighted average life maturing on or after January 15, 2016 and the terms and conditions applicable to such Debt (other than the pricing of such Debt) are not more restrictive to the Borrower and its Subsidiaries than those applicable to the Credit Facilities.”;

3.2.5	by deleting clauses (iii) and (vii) in the definition of “Permitted Debt Distribution” and replacing them as follows:

“(iii) payments (other than voluntary early repayments or defeasance payments) on account of Permitted Debt (including a premium and fees, if any, thereon), other than the Senior Notes, any Subordinated Debt, the Press Investment Debt, the Carlyle Debt, the Overdraft Facility, Debt permitted pursuant to clauses (vii), (xi) and (xii) of the definition of Permitted Debt, the Back-to-Back Securities and the Existing Back-to-Back Securities;

(vii) any payment on account of the Overdraft Facility and of Debt permitted pursuant to clauses (vii), (xi) and (xii) of the definition of Permitted Debt provided however that, in respect of any Debt permitted pursuant to clause (xi) of the definition of “Permitted Debt”, any voluntary early repayments or defeasance payments of such Debt shall not be financed out of advances under the Revolving Facility;”;

3.2.6	by deleting the threshold of “C$25,000,000” in clause (p) of the definition of “Permitted Liens” and replacing it with “C$50,000,000”;

3.2.7	by deleting clause (t) of the definition of “Permitted Liens” and replacing it as follows:

“(t) the Liens in favor of the lenders of Videotron Ltée (“Videotron”) on the shares that the Borrower holds in the capital stock of Videotron Ltée (being the entity resulting from the amalgamation of 9101-0827 Quebec Inc. and Videotron Ltd.) granted in connection with the credit agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011 entered into among, inter alia, Videotron, as borrower, and Royal Bank of Canada, as administrative agent, as amended, provided such Liens rank after the Security Documents;”;

3.2.8	by deleting the text “and” at the end of clause (w) of the definition of “Permitted Liens”; by deleting the text “.” at the end of clause (x) of the definition of “Permitted Liens” and replacing it with the text “;”; and by adding the following clauses (y) and (z) immediately after clause (x) of the definition of “Permitted Liens”:

“(y) Liens (which, for greater certainty, shall exclude the Liens contemplated in clause (e) above of this definition) granted by the Borrower on the universality of its movable property, including the Vidéotron Shares, and Liens granted by 3535991 Canada Inc. on its shares in Sun Media Corporation in connection with any Debt of the Borrower by way of loans, provided however that such Liens are pari passu with the Liens created under the Security Documents and are created pursuant to security documents containing terms and conditions substantially similar to the terms and conditions of the Security Documents or terms and conditions satisfactory to the Administrative Agent acting reasonably, and provided further however that the aggregate amount of Debt by way of loans secured by such pari passu Liens (such Debt including, without limitation, the Commitments under this Credit Agreement, the Press Investment Debt and the Overdraft Facility) does not at any time exceed C$1,250,000,000; and

(z) any other Liens securing any obligation (including, but not limited to, Debt) which does not at any time exceed C$25,000,000.”; and

3.2.9	by inserting the following new definition in the appropriate alphabetical order:

““Term Facilities” means any credit facilities under this Credit Agreement pursuant to which term loans are made available to the Borrower that shall not revolve and in respect of which any amount prepaid or repaid cannot be reborrowed, including, as the case may be, Facility B and any new term credit facility created from time to time pursuant to Section 2.12.”;

3.3	After giving effect to the above, Sections 2.05(2) and (3) of the Credit Agreement shall each hereby be amended by deleting the text “(i) firstly, Facility A and Facility B, on a pro rata basis” therein and replacing it with the text “(i) firstly, the Term Facilities, on a pro rata basis”.

3.4	After giving effect to the above, but subject to the limitations set forth in the definition of “Permitted Debt”, Section 2.12 of the Credit Agreement shall hereby be amended (i) by deleting each reference to “Facility B” and “C$350,000,000” therein and replacing each such reference with “Revolving Facility” and “the Maximum Increase Amount”, respectively, (ii) by deleting in its entirety the third sentence of Section 2.12(4) beginning with the words “As of the Increase Effective Date, ( )”, and (iii) by replacing the text of clause (iii) of Section 2.12 (5) in its entirety with the following “the new Credit Facility shall have a weighted average life maturing on or after January 15, 2016.”.

3.5	After giving effect to the above, in respect of Letters of Credit issued under the Revolving Facility, Article 5 of the Credit Agreement is hereby amended by adding the following Section 5.07 at the end thereof:

“Notwithstanding Sections 5.01(1)(b) and 5.02(1)(ii) of the Credit Agreement, a Letter of Credit expiring after the expiry of the Term of the Revolving Facility (the “LC Extended Period”) may be issued by the Issuing Lender under the Revolving Facility provided that the Borrower shall, without demand or notice of any kind and at least one (1) Business Day prior to the expiry of the Term of the Revolving Facility, pay all fees related to such Letter of Credit for the LC Extended Period and cash collateralize all such outstanding Letters of Credit (the “Collateralized L/Cs”) in an amount in Canadian Dollars or US Dollars (for each such C$ or US$ denominated Letter of Credit, respectively), as the case may be, equal to the aggregate amount available to be drawn under such Collateralized L/Cs. The cash collateral referred to in the immediately preceding sentence shall be held by the Issuing Lender in an interest bearing account, or invested, in accordance with the instructions of the Borrower, in Cash Equivalents (in either case, with interest or profits, if any, for the benefit of the Borrower), and all such deposits and investments shall be held by the Issuing Lender as collateral for the payment and performance of the reimbursement obligations of the Borrower toward the Issuing Lender under Article 5 in respect of the Collateralized L/Cs. The Issuing Lender shall have exclusive dominion and control, including the exclusive right of withdrawal, over the relevant account or accounts holding such deposits or investments. Once all Collateralized L/Cs have either been drawn in full or expired following maturity, the Issuing Lender shall immediately remit to the Borrower the balance of said cash collateral in full.”.

3.6	After giving effect to the above, Section 8.02(e) of the Credit Agreement shall hereby be amended by adding the text “plus the payment of additional management fees to the extent the amount of such additional payments would be permitted to be paid as Permitted Distributions” therein immediately after “per Financial Year” in clause (c) of the last sentence of such Section.

3.7	After giving effect to the above, Section 8.02(g) of the Credit Agreement shall hereby be amended by deleting the text “during any period when such Consolidated Senior Leverage Ratio is not below the Required Threshold on the condition that the aggregate amount of such Distributions paid during such period does not exceed C$275,000,000 for the Term of Facility B” in the last sentence of such Section and replacing it with the text “during any period when such Consolidated Senior Leverage Ratio is not below the Required Threshold (the “Offside Periods”) on the condition that the aggregate amount of such Distributions paid during such Offside Periods does not exceed C$275,000,000”.

3.8	After giving effect to the above, Section 8.02(h) of the Credit Agreement shall hereby be amended by deleting the text “not to exceed at any time C$100,000,000” therein and replacing it with the text “not to exceed at any time, from and as of January 25, 2012, C$125,000,000”.

3.9	After giving effect to the above, Section 8.02(k) of the Credit Agreement shall hereby be deleted in its entirety and replaced as follows:

“Capital Expenditures. Make or commit to make, or permit the Pledgor to make or commit to make, at any time from and as of January 25, 2012 to the expiry of the Term of the Revolving Facility, Capital Expenditures which exceed, in the aggregate, C$125,000,000, excluding any Capital Expenditures related to the Press Investment.”.

3.10	After giving effect to the above, the table set forth in Section 8.03(b) of the Credit Agreement (Interest Coverage Ratio) shall hereby be deleted in its entirety and replaced as follows:

Period	Ratio
Closing Date to March 30, 2007	2.00:1.00
March 31, 2007 to June 29, 2008	2.25:1.00
June 30, 2008 to September 29, 2009	2.50:1.00
September 30, 2009 to June 29, 2010	2.75:1.00
June 30, 2010 to Conditional Amendment Trigger Date	3.00:1.00
Conditional Amendment Trigger Date and thereafter	2.25:1.00

4.	Conditions Precedent.

This Amendment shall not be in force or effect until the following conditions precedent are met to the satisfaction of the Agent and the Lenders (the “Effective Date”):

4.1	no Default or Event of Default shall have occurred or be continuing or would arise immediately after giving effect to or as a result of this Amendment, and the Agent shall have received a certificate of an acceptable officer of the Borrower confirming the absence of any such Default or Event of Default;

4.2	all of the representations and warranties contained in the Credit Agreement and the other Credit Documents shall continue to be true and correct in all material respects on the date hereof (other than representations and warranties made as of a certain date) as if such representations and warranties were made on the date of this Amendment, and the Administrative Agent shall have received a certificate of an acceptable officer of the Borrower confirming same;

4.3	satisfactory confirmation that no Material Adverse Effect shall have occurred since December 31, 2010, and the Administrative Agent shall have received a certificate of an acceptable officer of the Borrower confirming same;

4.4	there shall not exist (i) any order, decree, judgment, ruling or injunction which restrains the consummation of the financing contemplated hereby or (ii) any pending or threatened action, suit, investigation or proceeding which, if adversely determined, could reasonably be expected to have a Material Adverse Effect;

4.5	the Administrative Agent and the Lenders shall have received, in form and substance satisfactory to them and their counsel:

4.5.1	duly executed counterparts of this Amendment;

4.5.2	a duly certified copy of the constating documents and by-laws of the Borrower and Pledgor certified by an acceptable officer of each such Loan Party (or to the extent all amendments or additions to such constating documents or by-laws, if any, have heretofore been delivered to the Administrative Agent, a certificate by an acceptable officer of each relevant Loan Party attesting to same) accompanied by status, compliance, good standing or equivalent certificates issued by the appropriate governmental body of each such Loan Party’s jurisdiction of incorporation and jurisdiction where it owns any material assets or carries any material business;

4.5.3

a duly certified copy of the resolutions of the shareholders or board of directors (or any duly authorised committee thereof), as applicable, of each Loan Party relating to the authority of each such Loan Party to execute and deliver and perform its obligations under this Amendment (collectively, the “Closing Documents”), as applicable, and under all other instruments, agreements, certificates and other documents provided for or contemplated by such Closing Documents and the manner in which and by whom the foregoing documents are to be executed and delivered, certified by an acceptable officer of each such Loan Party;

4.5.4	a certificate of each Loan Party setting forth specimen signatures of the individuals authorized to sign on their respective behalf the Closing Documents to which each such Loan Party is a party, and the instruments, agreements, certificates and other documents provided for or contemplated by such Closing Documents;

4.5.5	the favourable opinions of legal counsel to the Loan Parties addressed to the Lenders, the Administrative Agent and their legal counsel covering, inter alia, (i) the corporate status, power and capacity of each Loan Party, (ii) the authority and legal right of each Loan Party to execute the Closing Documents to which it is a party, and to perform the obligations contained therein or incidental thereto, (iii) the due execution and delivery by each Loan Party of each Closing Document to which it is a party, (iv) the compliance of each Closing Document to which any Loan Party is a party with the constating documents and by-laws of such Loan Party and with the laws of the jurisdiction of organisation of such Loan Party party thereto and with those indicated as governing each such document; (v) the legality, validity, binding effect and enforceability against each Loan Party of each Closing Document to which it is a party (including the continued legality, validity, binding effect and enforceability against each Loan Party party thereto of the original credit agreement, as amended by this Amendment); (vi) the continued legality, validity, binding effect and enforceability of the Security Documents against each Loan Party party thereto as continuing to secure the obligations of the relevant Loan Party under the Credit Agreement and the other Credit Documents; (vii) the continued opposability and perfection of the security created under the relevant Security Documents; and as to such other matters as the Administrative Agent may reasonably require;

4.5.6	satisfactory evidence that all necessary third party consents and authorisations required in connection with the execution, delivery and performance of this Amendment and the Acknowledgement and Confirmation, if any, have been obtained, and that all debentures, hypothecs, deeds, instruments, forms, financing statements or equivalent documents required under all applicable Laws to preserve the Security, if any, have been executed, delivered and duly registered, recorded, published and/or filed;

4.5.7	satisfactory evidence that Sun Media Corporation (i) has delivered to Bank of America, N.A. as administrative agent, its irrevocable notice to prepay all amounts owing under the Sun Media Credit Agreement and cancel all unused portions of the credit facilities and (ii) has thereunder deposited in cash collateral an amount sufficient to repay in full all such amounts owing; the whole upon the terms and conditions set forth in an executed Payout Letter, a copy of which was delivered to the Administrative Agent;

4.5.8	results of Lien searches from January 16, 2006 to a date reasonably close to the date of this Amendment, of all filings, registrations or recordings of or with respect to all the assets of the Loan Parties and their respective predecessors in each jurisdiction in which their respective assets are located or have an office, together with such other documents that the Administrative Agent shall require evidencing, to the entire satisfaction of the Administrative Agent and its counsel, that all such assets continue to remain free and clear of all Liens, other than Permitted Liens;

4.5.9	all other documents, declarations, certificates, agreements, notices and information that the Administrative Agent or its counsel may reasonably require;

4.6	the entire amount of all fees, costs, charges and expenses contemplated herein or in any other Credit Document, to the extent then owing, including the fees and disbursements of the Administrative Agent’s and Lenders’ legal counsel incurred in connection with the preparation and negotiation of this Amendment, up to and including the date hereof, shall have been paid.

5.	No Waiver.

The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided otherwise, operate as a waiver of any of the rights and powers of or remedies available to the Administrative Agent (in such capacity or in its capacity as collateral agent or fondé de pouvoir, as applicable) or the Lenders under the Credit Agreement or any of the other Credit Documents nor constitute a waiver of any provision of the Credit Agreement or such other Credit Documents.

6.	No Novation.

Nothing in this Agreement shall constitute, evidence or result in repayment, readvance, accord or satisfaction, release or novation of all or any part of the Accommodations, the Debt relating to the Accommodations, or any other obligation or liability of any Borrower or Pledgor under, in respect of or in connection with the Accommodations, the Debt relating to the Accommodations, the Credit Agreement and any other Credit Documents. However, should this Agreement be construed as constituting, evidencing or resulting in repayment, readvance, accord or satisfaction, release or novation of all or any part of the Accommodations, the Debt relating to the Accommodations, or any other obligation or liability of any Borrower or Pledgor under, in respect of or in connection with the Accommodations, the Debt relating to the Accommodations, the Credit Agreement and any other Credit Documents, the Administrative Agent and the Lenders hereby expressly reserve all of the Security granted in their favour by the Borrower or the Pledgor under the Security Documents, the whole in accordance with the provisions of Article 1662 of the Civil Code of Québec.

7.	Governing Law.

This Amendment shall be governed by and interpreted and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

8.	Successors and Assigns.

The provisions of this Amendment shall be binding on and enure to the benefit of the undersigned and their respective successors and permitted assigns.

9.	Counterparts.

This Amendment may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

10.	Patriot Act.

Each Lender party hereto and the Administrative Agent hereby notifies each Loan Party that pursuant to the requirements of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”), each Lender and the Administrative Agent may be required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Loan Party in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each Lender and the Administrative Agent.

[Signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment to Credit Agreement as of the date hereinabove mentioned.

QUEBECOR MEDIA INC., as Borrower

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

BANK OF AMERICA, N.A., as Administrative Agent

Per: (signed)
Name:
Title:

Per: (signed)
Name:

QMI – 2ND Amendment Agreement

INTERVENTION

The undersigned, as Pledgor under the Credit Agreement, hereby (i) acknowledges, consents and agrees to the foregoing Second Amendment to Credit Agreement; (ii) confirms that the Credit Documents to which it is a party continue in full force and effect and ratifies all of its obligations thereunder, and (iii) confirms that the pledge and/or hypothec granted by it pursuant to such Credit Documents remains in full force and effect and has not been terminated, discharged or released.

3535991 CANADA INC.

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

QMI – 2ND Amendment Agreement

SCHEDULE B

REVOLVING COMMITMENTS AND FACILITY C COMMITMENTS

LEADER	REVOLVING FACILITY (C$)	FACILITY C (C$)
Bank of America, N.A., Canada Branch	12,500,000.00	25,000,000.00
The Bank of Nova Scotia	12,500,000.00	25,000,000.00
The Toronto-Dominion Bank	12,500,000.00	25,000,000.00
Caisse Centrale Desjardins	10,000,000.00	20,000,000.00
Royal Bank of Canada	10,000,000.00	20,000,000.00
Citibank, N.A., Canadian Branch	8,333,333.34	16,666,666.66
Canadian Imperial Bank of Commerce	7,500,000.00	15,000,000.00
Bank of Montreal	5,833,333.33	11,666,666.67
Goldman Sachs	5,000,000.00	10,000,000.00
HSBC Bank Canada	5,000,000.00	10,000,000.00
National Bank of Canada	4,166,666.67	8,333,333.33
Bank of Tokyo-Mitsubishi UFJ (Canada)	3,333,333.33	6,666,666.66
Laurentian Bank of Canada	3,333,333,33	6,666,666.66
TOTAL:	100,000,000.00	200,000,000.00